March 17, 2025

VIA EDGAR

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Grandeur Peak Global Trust, File Nos. 333-269914 and 811-23852

Dear Sir/Madam:

On behalf of Grandeur Peak Global Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 2 to the Trust’s Registration Statement (the “Amendment”) under the Securities Act of 1933 (the “Securities Act”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act. The main purpose of this filing is to register shares of Grandeur Peak International Contrarian Fund, a proposed series of the Trust.

If you have any questions, please contact me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217